UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On February 4, 2011, MITRX Corporation, a South Carolina corporation and subsidiary of MIT Holding Inc. ("MIT" or the "Company"), executed two stock purchase agreements (attached hereto as Exhibit 10.19 and 10.20) (the "Agreements"), pursuant to which it agreed to acquire one hundred Percent (100%) of the issued and outstanding equity interests of two companies; National Direct Home Pharmacy, Inc., owned by Lancelot D. Wright and John T. Crocker, Sr., and Palmetto Long Term Care Pharmacy, LLC a wholly owned subsidiary of Strategies Healthcare, Inc., which is owned by Lancelot D. Wright and Robert A. Williams. There are no material relationships between the sellers, their owners, affiliates, officers or directors and MIT's officers, directors or affiliates.

The following unaudited pro forma condensed combined financial statements are based on the year ended December 31, 2010, giving effect to the transaction under the purchase method of accounting, with MIT Holding, Inc. treated as the acquiring entity for financial reporting purposes.

The unaudited pro forma condensed combined balance sheet at December 31, 2010 presents the financial position of the Surviving Corporation assuming the merger was completed on December 31, 2010. The pro forma condensed combined statement of operations for the year ended December 31, 2010 presents the results of operations of the Surviving Corporation, assuming the merger was completed on January 1, 2010.

The pro forma condensed combined financial statements have been prepared by management of MIT Holding, Inc. based on the financial statements included elsewhere herein. The pro forma adjustments include certain assumptions and preliminary estimates as discussed in the accompanying notes and are subject to change. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. These pro forma financial statements should be read in conjunction with the accompanying notes and the historical financial information of MIT Holding, Inc., Palmetto Long Term Care Pharmacy, LLC and National Direct Home Pharmacy (including the notes thereto) included in this Form.

MIT HOLDING, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010

		Palmetto Long	National
	MIT Holding,	Term Care	Direct Home	Pro Forma	Pro Forma
	Inc	Pharmacy, LLC	Pharmacy	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$177,620	$17,021	$2,959		$197,600
Amount due from lender, received January 24, 2011	50,000	0	0		50,000
Accounts receivable	565,777	1,278,875	1,456,532		3,301,184
Inventory, at cost	201,068	106,530	0		307,598
Employee advances	6,100	0	0		6,100
Prepaid expenses	65,000	0	0		65,000

Total current assets	1,065,565	1,402,426	1,459,491		3,927,482

PROPERTY AND EQUIPMENT	13,324	268,913	760,309		1,042,546

OTHER ASSETS
Affiliated loans, net	0	3,062,656	2,277,208		5,339,864
Contract valuation	0	285,510	0	11,030,500	11,316,010
Deferred acquisition cost	0	0	0	750,000	750,000
Other assets	62,075	260,000	0		322,075

Total other assets	62,075	3,608,166	2,277,208	11,780,500	17,727,949

TOTAL ASSETS	$1,140,964	$5,279,505	$4,497,008	11,780,500	$22,697,977

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,140,246	$6,941,477	$1,282,552		$10,364,275
Notes and loans payable	111,198	0	430,000		541,198

Total current liabilities	2,251,444	6,941,477	1,712,552		10,905,473

LONG-TERM LIABILITIES
Notes and loans payable	814,623	1,327,423	7,349,915		9,491,961
Common stock subject to mandatory redemption	250,000	0	0		250,000
Series A Convertible Preferred stock	71,869	0	0		71,869
Warrants	817	0	0		817

Total long-term liabilities	1,137,309	1,327,423	7,349,915		9,814,647

STOCKHOLDERS’ DEFICIENCY
Preferred stock	0	0	0		0
Common stock	52	0	0	28	80
Additional paid in capital	6,279,362	0	0	4,225,618	10,504,980
Accumulated deficit	(8,527,203)	(2,989,395)	(4,565,459)	7,554,854	(8,527,203)

Total stockholders’ deficiency	(2,247,789)	(2,989,395)	(4,565,459)	11,780,500	1,977,857

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$1,140,964	$5,279,505	$4,497,008	11,780,500	$22,697,977

The accompanying notes are an integral part of these statements.

MIT HOLDING, INC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

		Palmetto Long	National
	MIT Holding,	Term Care	Direct Home	Pro Forma	Pro Forma
	Inc	Pharmacy, LLC	Pharmacy	Eliminations	Consolidated

Revenue-Sales and services rendered	$7,088,493	$16,369,857	$708,910		$24,167,260

Cost of medical supplies	2,612,063	14,658,690	483,808		17,754,561

Gross profit	4,476,430	1,711,167	225,102		6,412,699

Operating Expenses
Salaries and payroll cost	1,811,967	2,420,688	139,298		4,371,953
Selling, general and administrative	2,222,339	1,481,520	229,187		3,933,046
Provision for doubtful accounts	84,000	0	0		84,000
Depreciation and amortization	42,996	0	0		42,996

Total operating expenses	4,161,302	3,902,208	368,485		8,431,995

Net income (loss) from operations	315,128	(2,191,041)	(143,383)		(2,019,296)

Other income (expense):
Income from revaluation of equity-based financial instruments with characteristics of liabilities at fair values	96,375	0	0		96,375
Interest expense	(332,671)	(49,999)	(88,080)		(470,750)

Net income (loss) before provision for income taxes	78,832	(2,241,040)	(231,463)		(2,393,671)

Provision for income taxes	—	—	—	—	—

Net income (loss)	78,832	$(2,241,040)	$(231,463)		(2,393,671)

Increase in cumulative dividends payable on Series A
Preferred Stock	90,466	—	—		90,466

Net loss attributable to common stockholders	$(11,634)	—	—		$(2,484,137)

Basic earnings (loss) per common share	$(.00)	N/A	N/A		$(.05)

Weighted average shares outstanding-basic and diluted	52,104,434	N/A	N/A		52,104,434

The accompanying notes are an integral part of these statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1)          General

Pursuant to the terms of the purchase agreements, MITRX has acquired a fully operating home delivery/mail order pharmacy with annual gross sales of approximately Eighteen Million Dollars ($18,000,000) in exchange for the assumption of approximately $15,273,492 in total debt. The acquired companies have assets including but not limited to furniture, fixtures, licenses, government awards, private nursing home contracts, large individual customer bases and pharmaceutical equipment, including a PharmASSIST RobotX.

(2)          Pro Forma Adjustments

Deferred acquisition cost of $750,000 was estimated for the issuance of twenty-five million shares of common stock valued at $.03 per share. The Company’s estimated contract valuation of $11,030,500 was based on private nursing home contracts and large individual customer bases.